Exhibit 1
PRESS RELEASE

JACADA NAMES ALVAREZ VICE PRESIDENT, PROFESSIONAL SERVICES

ATLANTA, November 18, 1999 - Jacada Ltd. (NASDAQ:JCDA) today announced the appointment of Aramis Alvarez to the position of vice president, professional services. Mr. Alvarez assumes responsibility for all of Jacada's global professional service operations as Jacada continues its rapid expansion, working with organizations such as IBM Global Services and Deloitte Consulting Group.

         A 15-year veteran of the software industry, Mr. Alvarez joins Jacada after successfully managing PeopleSoft's Education and Consulting business in Asia/Pacific, Europe and Latin America. At the $1.3 billion enterprise application software vendor, he was responsible for building third-party relationships and developing new markets in addition to managing the day to day operations. Prior to Peoplesoft, Mr. Alvarez worked for Dun & Bradstreet Software and IBM.

         Jacada develops, markets and supports Internet infrastructure software that enables businesses to leverage their existing host-centric software applications to conduct business over the Web.

         "We are delighted to have Aramis join us as vice president, professional services," Michael Potts, president, Jacada said "Aramis brings the management acumen, the people skills and the cultural understanding to manage Jacada's growing worldwide professional services organization. We are confident that he will be a great asset to the company as he helps Jacada's customers and partners implement enterprise e-business solutions that leverage their existing host-centric computing environments."

         Mr. Alvarez will play a key role in the expansion of Jacada's business. "Our mission is to continue Jacada's leadership position in rapidly deploying e-business solutions with our superior technology and sustaining successful, satisfied customers," Mr. Alvarez said. "Our global partnerships with leading integrators and professional consulting organizations such as IBM Global Services and Deloitte Consulting have built a solid reputation as a company that understands and cares for its customers. We will continue to build on that strength as we focus on and effectively respond to the needs and requirements of our customers, both in terms of product and service offerings."

         ABOUT JACADA LTD.

         Founded in 1990, Jacada Ltd. develops, markets, and supports a family of e-business infrastructure solutions that enable businesses to utilize their existing host-centric software applications to conduct business over the Internet. The company operates globally with headquarter offices in Atlanta, Georgia; Herzliya, Israel; and London, UK. Jacada can be reached at www.jacada.com or at 1-800-773-9574. The company's ordinary shares are traded on Nasdaq under the symbol JCDA.

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